MCG SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	206,630
Fees receivable		160,546
Furniture and equipment, at cost, less accumulated depreciation of $7,284		7,451
Other assets		51,074
Total assets	**$**	**425,701**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Salaries and commissions payable	$	94,977
Accounts payable and accrued expenses		107,408
Total liabilities		202,385
MEMBERS' EQUITY (Note 2)		223,316
Total liabilities and members' equity	**$**	**425,701**

The accompanying notes are an integral part of this statement.